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                                                            EXHIBIT (a)(1)(viii)








                NOTICE TO LIMITED PARTNERS DATED JULY 31, 2002.


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ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544


July 31, 2002


Dear NTS-Properties IV Investor:

           THE EXPIRATION DATE FOR THE OFFER TO PURCHASE INTERESTS OF
          NTS-PROPERTIES IV FOR $230 PER INTEREST HAS BEEN EXTENDED TO
                               SEPTEMBER 9, 2002.

         ORIG, LLC, an Affiliate of NTS-Properties IV, has amended its Offer to Purchase dated May 10, 2002, by extending the expiration date from August 9, 2002, to September 9, 2002. The reason for the extension is that some investors need more time to complete their paperwork.

         We intend to mail payment for interests tendered in the offer, and accepted by us, on or before September 23, 2002. IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE PAYMENT. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, September 9, 2002, to receive the purchase price of $230 per interest. At this point in time, we anticipate no further extensions.

         Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal dated May 10, 2002, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

         If you have any questions concerning this offer please call 1 (800) 928-1492 extension 544.